FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	English translation of, Continuation and Partial Revision of the Countermeasures to Large-Scale Acquisitions of KONAMI CORPORATION Shares (Takeover Defense Measures) which was filed with the Tokyo Stock Exchange on May 9, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: May 9, 2013	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

(Translation)

Translation: This English translation has been prepared for general reference purposes. The Company is not responsible for any consequence resulting from the use of the English translation in place of the original Japanese text. In any legal matter, readers should refer to and rely upon the original Japanese text of the press release dated as of May 9, 2013.

May 9, 2013

KONAMI CORPORATION

Representative:	Takuya Kozuki,

Representative Director, President

Code Number:	9766 the first section of

the Tokyo Stock Exchange

Media Contact:	Yasuyuki Yamaji,

Corporate Officer,

General Manager, Corporate Planning

Telephone Number:	03-5770-0573

Continuation and Partial Revision of the Countermeasures to Large-Scale

Acquisitions of KONAMI CORPORATION Shares (Takeover Defense Measures)

KONAMI CORPORATION (the “Company”) introduced a plan for countermeasures against large-scale acquisitions of the Company shares (takeover defense measures) (the “Current Plan”), based on the approval of its shareholders at the 38th Ordinary General Meeting of Shareholders held on June 29, 2010. The Current Plan is scheduled to expire at the conclusion of the 41th Ordinary General Meeting of Shareholders of the Company to be held on June 27, 2013.

In order to ensure and enhance the corporate value of the Company and the common interests of shareholders, the Company has continued to review the Current Plan following its introduction, in light of recent developments in takeover defense measures. The Company hereby announces that, as a result of this review, its board of directors has resolved at a meeting held today (May 9, 2013) to revise certain elements of the Current Plan and renew it, subject to the approval of its shareholders at the 41th Ordinary General Meeting of Shareholders (the revised takeover defense measures shall be referred to herein as the “Plan”).

The Plan has been approved by the Independent Committee.

Modifications to the Current Plan

(i)	In order to exercise the Plan more reasonably by operating it swiftly, the Plan specifies that, ultimate deadline for board of directors to request Large-scale Acquirer to provide additional Large-scale Acquisition information be 60 days of receipt of Statement of Intention.

(ii)	The Plan also specifies that to confirm the shareholders’ intention relating to the implementation of the countermeasures, Company’s board of directors may call a shareholders’ meeting and that in case when the bill has passed by satisfying prescribed conditions, the board of directors shall comply with such resolution of shareholder’s meeting.

(iii)	Other changes have been made in order to improve readability.

Countermeasures Against Large-Scale Acquisition of the Company Shares

(Takeover Defense Measures)

I.	Basic policy regarding the persons who control the decisions on the company’s financial and business policies

The Company believes that the persons who control decisions on the Company’s financial and business policies need to fully understand the Company’s financial and business operations and the sources of its corporate value, and must be able to ensure and enhance the corporate value of the KONAMI Group (the “Group”) and the common interests of its shareholders on an ongoing basis.

The Company will not unconditionally reject a large-scale acquisition of its shares if it would contribute to the Company’s corporate value of the Group and the common interests of shareholders. The Company believes that the final decision on acceptance of a large-scale acquisition should ultimately be made by its shareholders as a whole.

Nevertheless, in many cases, large-scale acquisitions do not contribute to the corporate value of the target company and the common interests of shareholders. This is the case, for example, with acquisitions conducted with a purpose that would obviously harm the corporate value and the common interests of its shareholders, those that may effectively force shareholders to sell their shares, those that do not provide sufficient time and information for the board of directors or shareholders of the target company to consider the terms of the acquisition, or for the target company’s board of directors to offer an alternative proposal, and those that require negotiation with the acquirer in order to procure conditions more favorable than those originally proposed by the acquirer.

If a large-scale acquirer is not able to understand the Company’s financial and business operations, or if it is not able to ensure and enhance the sources of corporate value (stated below) in the mid-to-long term based on an understanding of said sources, then the corporate value of the Company and the common interests of its shareholders would be harmed. The Company believes that in order to ensure the corporate value of the Company and the common interests of its shareholders it must take necessary and reasonable countermeasures against large-scale acquisitions that may harm the corporate value of the Company and the common interests of its shareholders.

II.	The sources of the company’s corporate value and special measures that will contribute to the realization of the basic policy

In order to enable shareholders and investors to invest in the Company on a long term and ongoing basis, we will implement the measures stated in sections 2. and 3. below, based completely on the corporate goal of the Company and its sources of corporate value stated in 1. below, as initiatives to ensure and enhance the corporate value of the Company and the common interests of shareholders. We believe that this will contribute to the realization of the basic policy stated in Part I. above.

1.	Corporate Goal and the Sources of the Company’s Corporate Value

(1)	Corporate Goal

As its corporate goal, the Group aims, through the creation and provision of “valuable time”, to be a business group in which people can always place their expectations. Our fundamental management policies are to maintain a shareholder-focused approach, and to maintain a sound relationship with all stakeholders and contribute to development of sustainable society as a good corporate citizen. In order to achieve open and transparent management which is essential to maintain above mentioned fundamental management policies, we will promote management with improvement of corporate governance structure always in mind and endeavor to ensure and enhance the corporate value and the common interests of shareholders by realizing continuous and stable growth and expansion of the sources of corporate value stated in sub-section (2) below.

(2)	Sources of Corporate Value

In the continually evolving field of entertainment, the Company has continued to move with the times and embrace new challenges. Founded in 1969, we have been manufacturing and marketing amusement arcade machines since 1973. In the 1980s, we began creating video game software for home use. In 1997, we entered the casino gaming machine market. Moreover, since 2001, we have been preparing to meet the needs of Japan’s aging society by entering the field of health, which is an area of expected growth in demand and increasing interest. To this end, we have been developing our Health Service Business.

Thus, over the past 40 years, the Company has cultivated its sources of corporate value in the business areas of “entertainment” and “health”. In the field of entertainment, as a leading digital entertainment company, we have developed creative ways of thinking, technology and production know-how and, in this way, we have accumulated digital content assets. In the field of health, we have gained expertise from operating one of Japan’s largest fitness club networks, comprised of over 300 facilities nationwide, and our Group’s capabilities as a manufacturer enable us to develop and manufacture original fitness machines that utilize the Company’s production expertise, as well as plan and develop, in-house, various supplements and other products.

We continue to strive for further grow and expand our sources of corporate value in the areas of entertainment and health.

2.	Approaches based on Mid-to-Long Term Management Strategies

The Company moved to a holding company structure on March 31, 2006, with management and executive functions clearly separated, in order to maximize the products and services that the Company produces in the areas of entertainment and health. We endeavor to enhance corporate value by establishing a corporate structure that can respond quickly to changes in users’ demands.

In the Digital Entertainment segment, the popularization of games for social networking services (SNS) and the development of a globally connected online environment have led to an increase in users who seek new modes of play that emphasize network connectivity. The needs of such users are expected to become increasingly diverse. With such diversity and globalization sought by users, Group intends to channel appropriate managerial resources in selective and focused manners.

In the Health & Fitness segment, against the backdrop of higher health consciousness and increase in those with more leisure time due to the retirement of baby boomers, it is anticipated that health consciousness will become even higher in the future while preferences and lifestyles will diversify. In order to achieve further growth, we will take proactive steps to create value-added Konami Sports Clubs that meet the diversifying consumer needs and offer a new lifestyle under a new concept, “Total Health Partner,” with the aim of establishing ourselves as a leading provider of new health-themed services, not only providing places for exercise but also becoming the most reliable provider of a wide range of health and body needs of all of our customers, from children to senior citizens

In the Gaming & System segment, as for the casino market where Group operates, the legalization of gambling is progressing in various countries and regions around the world, and the number of casinos is increasing each year. Business opportunities are continuously increasing for Group, which manufactures and markets slot machines and offers participation agreements and the Konami Casino Management System that secure stable revenues for Group. We will endeavor to expand our business in the future with strategic alliances with other companies.

In the Pachinko & Pachinko Slot Machines segment, Group will strive to increase its market share by providing products leveraging the Group’s extensive entertainment expertise in step with market developments such as changes in how games are played and user preferences.

Company plans to allocate appropriate managerial resource not only to the existing Digital Entertainment Business, Health & Fitness Service Business Gaming & System Business and Pachinko & Pachinko Slot Machine but also to new business fields where growth is expected in the mid-to-long term.

3.	Reinforcement of Corporate Governance

The Company moved to a holding company structure on March 31, 2006, with management and execution of operations clearly separated by setting the role of board of directors to make decisions on fundamental policies and strategies of Groups management, to monitor execution of business and to determine on important matters. This will accelerate speed of management and along with adequate allocation of managerial resources, Company aims to maximize the corporate value of the Group.

Board of directors of Company has selected several outside directors who have considerable experience, achievements and wide-range insight as managers of business corporations, and constitute a system which enables board of directors to adequately determine important matters.

In addition, for the purpose of strengthening the decision-making and auditing function of board of directors and expediting the business management, Company has introduced executive officer system. Executive officers have been authorized to perform operations, which has resulted in adequate and swift business management.

Board of statutory auditors of Company has selected several outside statutory auditors and each statutory auditor is conducting monitoring of business management of directors by attending board of directors meeting or interviewing manager class employees.

III.	The Purpose and Content of the Plan

1.	Purpose of the Plan

The Plan is to be introduced for the purpose of ensuring and enhancing the corporate value of the Company and the common interests of its shareholders, in accordance with the basic policy stated in Part I. above, and as a revision of the current plan.

The Company’s board of directors considers that the decision on whether or not to accept any proposed Large-scale Acquisition of shares in the Company should be made by the shareholders. However, in accordance with the basic policy, the Company considers that a party that conducts a Large-scale Acquisition of shares in the Company which does not contribute to the corporate value of the Company and the common interests of shareholders is inappropriate as a party to control the decisions on the Company’s financial and business policies. The Plan is intended to prevent decisions on the Company’s financial and business policies from being controlled by inappropriate parties, and to deter Large-scale Acquisitions that would be adverse to the corporate value of the Company and the common interests of shareholders and, specifically, it aims to enable the Company’s Board of Directors on the occasion of a Large-scale Acquisition to present an alternative plan to the shareholders, to ensure that there is the necessary time and information for shareholders to judge whether or not to accept the Large-scale Acquisition and to negotiate for benefit of the shareholders.

We note that, as of March 31, 2013, approximately 27.8% of the issued shares of the Company (excluding treasury shares) are held by entities etc. with which officers of the Company are associated. Since the Company is a publicly traded company, it is entirely possible that, in the future, these shareholders may decide to transfer their shares in the Company. Further, as part of the process of growing the Group hereafter, the Company may decide to raise funds from capital markets, in which case the shareholding ratio of such shareholders would be reduced.

In view of the above, we believe that the liquidity of the shares issued by the Company will increase further, and that, as a result of such increase, it is entirely possible that Large-scale Acquisitions adverse to the corporate value of the Company and the common interests of its shareholders may occur.

At this time, the Company has not received any Large-scale Acquisition proposals.

2.	Procedure and Schedule of the Plan

When the Plan is introduced after revision of the Current Plan, in order to properly reflect the shareholders’ intent, the Plan shall be subject to approval by resolution of the 41th General Meeting of Shareholders scheduled for June 27, 2013.

3.	Content of the Plan

(Outline of the Plan)

The Plan in outline is that the Company’s board of directors shall, with respect to a party intending to conduct a Large-scale Acquisition as defined in (1) below (such party, hereinafter, a “Large-scale Acquirer”) (i) prior to the acquisition, request provision of Large-scale Acquisition information, including the purpose, method and terms of the Acquisition, basis for calculating the purchase price etc., (ii) fully evaluate and review the Large-scale Acquisition information during the acquisition evaluation period (the “Acquisition Evaluation Period”, defined in (3) below), which shall be a 60 day or 90 day period depending on the type of Large-scale Acquisition, (iii) disclose its opinion and present the alternative plan etc., to the shareholders, and conduct negotiations with the Large-scale Acquirer and after these specific procedures of evaluation, review and negotiation, it may be possible for the Large-scale Acquirer to conduct the Large-scale Acquisition (the above (i)-(iii) are the “Large-scale Acquisition Rules”).

After which, the Company’s board of directors shall, (iv) if the Large-scale Acquirer does not comply with the Large-scale Acquisition Rules, implement the appropriate measures to resist the Large-scale Acquirer, as provided for in the Company Law or any other laws and the Articles of Incorporation of the Company, such as a gratis allotment of Stock Acquisition Rights with conditions for exercise that are discriminatory with respect to the Large-scale Acquirer; or(v) if the Large-scale Acquirer does comply with the Large-scale Acquisition Rule, in principle, the Company’s board of directors shall not take countermeasures against the Large-scale Acquirer; although, in exceptional circumstances, if it is determined that the proposed Large-scale Acquisition would have material adverse effect on the corporate value of the Company and the common interests of its shareholders, the Company’s board of directors may take countermeasures.

The Company shall, in order to prevent arbitrary decisions by the directors with respect to propriety of the countermeasures and specific methods, etc., in accordance with independent committee rules (this outline, as per Exhibit 1 “Outline of the Independent Committee Rules”), establish an independent committee composed solely of outside directors etc., who are independent of the Company’s management (the members of the independent committee, as per Exhibit 2 “Names and Career Summary of Members of the Independent Committee”), in order to obtain their objective judgment. The Company’s board of directors will respect the recommendation of the Independent Committee to the maximum extent possible. In addition, if the necessary conditions for the specific countermeasures in this Plan are satisfied, a General Meeting of Shareholders shall be held to confirm the intent of the shareholders.

(1)	Targeted Large-scale Acquisition

The Plan shall apply if either of the following (a), (b) or similar, occurs, or if there is a proposal for such action (hereinafter, a “Large-scale Acquisition”); provided, however, this shall not apply in cases where the Company’s board of directors has agreed in advance to the acquisition.

(a)

An Acquisition that would result in the holding ratio of share certificates, etc. (kabuken tou hoyuu wariai)[1] of a holder (hoyuusha)[2] amounting to 20% or more of the share certificates, etc. (kabuken tou)[3] issued by the Company; or

(b)

A public acquisition[4] that would result in the owning ratio of share certificates, etc. (kabuken tou shoyuu wariai)[5] of the person who conducts such public acquisition and the owning ratio of share certificates, etc. of a person having a special relationship (tokubetsu kankei-sha)[6] totaling at least 20% of the share certificates, etc. (kabuken tou)[7] issued by the Company.

The total number of voting rights (defined in Article 27-2(8) of the Financial Instruments and Exchange Act of Japan) and the total number of shares issued (defined in Article 27-23(4) of the Financial Instruments and Exchange Act of Japan) used for the calculation of each stock certificate, etc. owned shall be those written in the annual securities report, quarterly report, status report on the purchase of the Company’s own shares, and other documents that were most recently filed in accordance with the Financial Instruments and Exchange Act of Japan.

(2)	Request for the provision of Large-scale Acquisition information

The Company will require every Large-scale Acquirer to submit to the Company’s board of directors, in a form prescribed by the Company, before effecting the Acquisition, a written undertaking that the Large-scale Acquirer will comply with the procedures established by the Large-scale Acquisition Rule (hereinafter the “Statement of Intention”). Within 10 business days8 from the receipt of such Statement of Intention, the Company shall deliver to the Large-scale Acquirer a list of the Large-scale Acquisition information that should be provided initially by the Large-scale Acquirer. If the Company’s board of directors reasonably determines that the information provided is insufficient, it may fix an appropriate deadline for response and request the Large-scale Acquirer to provide additional Large-scale Acquisition information after consulting to the Independent Committee as necessary. However, ultimate deadline for response shall not exceed 60 days of receipt of Statement of Intention. The fact that there is a proposal for a Large-scale Acquisition, as well as the information provided to the Company’s board of directors, shall be disclosed in whole or in part at a time deemed appropriate if it is considered necessary for the shareholders’ evaluation.

[1]	Defined in Article 27-23(4) of the Financial Instruments and Exchange Act of Japan. This definition is applied throughout this document.
[2]

Including persons described as a holder under Article 27-23(3) of the Financial Instruments and Exchange Act of Japan (including persons considered to fall under this provision by the board of directors of the Company). This definition is applied throughout this document

[3]	Defined in Article 27-23(1) of the Financial Instruments and Exchange Act of Japan. Unless otherwise provided for in this document, this definition is applied throughout this document.
[4]	Defined in Article 27-2(6) of the Financial Instruments and Exchange Act of Japan. This definition is applied throughout this document.
[5]	Defined in Article 27-2(8) of the Financial Instruments and Exchange Act of Japan. This definition is applied throughout this document.
[6]

Defined in Article 27-2(7) of the Financial Instruments and Exchange Act of Japan (including persons considered to fall under this provision by the board of directors of the Company); provided, however, that persons provided for in Article 3(1) of the Cabinet Office Regulations concerning Disclosure of a Tender Offer by an Acquirer other than the Issuing Company are excluded from the persons described in Article 27-2(7)(i) of the Securities and Exchange Act of Japan. This definition is applied throughout this document.

[7]	Defined in Article 27-2(1) of the Securities and Exchange Act of Japan. This definition is applied in (b).
[8]	Business day means the days other than the days defined in Article 1 (1) of the Act on Holidays of Administrative Organs. This definition is applied throughout this document.

In outline, the Large-scale Acquisition information to be provided by the Large-scale Acquirer is as follows:

(a)

Details (specifically including name, capital structure, financial position, operating results, any previous legal violations and details thereof and details of previous deals similar to this Large-scale Acquisition by a Large-scale Acquirer) of the Large-scale Acquirer and its group (including joint holders[9], persons having a special relationship and, in the case of funds, partners and other constituent members)

(b)	The purpose, method and terms of the Acquisition (including the price and type of the consideration for the Acquisition, the timeframe of the Acquisition, the scheme of any related transactions, the legality of the Acquisition method, and the feasibility of the Acquisition).

(c)	The basis for the calculation of the purchase price of the Acquisitions (including the underlying facts and assumptions of the calculation, the calculation method, the numerical data used in the calculation, and the details and calculation base of any expected synergistic effect from any series of transactions relating to the Acquisition (including the synergistic effect that is to be shared with other shareholders) as employed in the calculation).

(d)	Financial support for the Acquisition (specifically including the name, financing methods and the terms of any related transactions of the funds providers for the Acquisition (including all indirect funds providers))

(e)	Post-Acquisition management policy, business plan, financial plan, capital and dividend policies for the Company and the Group.

(f)	Post-Acquisition policies dealing with the Company’s and the Group’s employees, trade unions, customers, business partners, local community and any other stakeholders.

(g)	Specific measures to avoid any conflict of interest with other shareholders in the Company

(h)	Items regarding compliance with the “Act on Prohibition of Private Monopolization and Maintenance of Fair Trade” and other laws.

(i)	Any other information that the Company’s board of directors or the Independent Committee reasonably considers necessary

[9]

Joint holder means a joint holder defined in Article 27-23(5) of the Financial Instruments and Exchange Act of Japan, including persons who are deemed to be joint holders under Article 27-23(6) of the Act (including persons considered to fall under such by the board of directors of the Company). This definition is applied throughout this document.

All the information provided, notice/contact to and negotiation with the Company’s board of directors, including the Statement of Intention, only if in Japanese, shall be deemed to be valid.

(3)	Evaluation and Consideration by the Company’s board of directors

(i)	The Company’s board of directors shall, after the Large-scale Acquirer completes the provision of the Large-scale Acquisition information to the Company’s board of directors, have the following period of time for evaluation, consideration, negotiation, opinion-making and preparation of an alternative proposal (hereinafter the “Evaluation Period for the Acquisition”) in accordance with the relevant type of evaluation and consideration of the Large-scale Acquisition. The Large-scale Acquirer shall not be permitted to commence the Large-scale Acquisition until the Evaluation Period of Acquisition elapses.

(a)	In cases of acquisition of all of the Company’s share certificates, etc. through a tender offer with the consideration being cash in Japanese Yen alone: 60 days

(b)	In all other Large-scale Acquisition cases: 90 days

During the Evaluation Period for the Acquisition, the Company’s board of directors will fully evaluate the Large-scale Acquisition information provided while, as deemed necessary, receiving advice from outside experts (including financial advisors, certified public accountants, lawyers, consultants and other experts), and shall carefully prepare and publish the Company’s opinion. Further, the Company’s board of directors may negotiate the terms of the Acquisition with the Large-scale Acquirer as necessary and may present its own alternative plan to the shareholders.

(ii)	The Independent Committee consideration and recommendation to the Company’s board of directors

The Company’s board of directors, in addition to the evaluation and consideration described in (i) above, upon taking receipt of the Large-scale Acquisition information from the Large-scale Acquirer, will consult the Independent Committee on consideration of the terms of Large-scale Acquisition, information gathering and comparative investigation regarding business plans of the Company’s board of directors and the Large-scale Acquirer, and propriety of taking countermeasures.

The Independent Committee shall, during the Evaluation Period for the Acquisition, evaluate the terms of the Acquisition from the perspective of securing and improving the Company’s corporate value and common interests of the shareholders and, in accordance with “Countermeasure Policy for Large-scale Acquisitions” described in chapter (4) below, make recommendations, including as to the propriety of taking countermeasures, to the Company’s board of directors.

The Independent Committee may, as necessary, receive advice from outside experts with respect to the terms of Acquisition, or its recommendation to the board of directors etc. Additionally, if the Independent Committee, itself or through the Company’s board of directors, requests that the Large-scale Acquirer provide materials for consideration or any other information or discuss and negotiate with the Independent Committee, the Large-scale Acquirer shall promptly respond to such request.

In the event that the Independent Committee does not reach a recommendation for either the implementation or non-implementation of countermeasures by the expiry of the Evaluation Period for the Acquisition, the Independent Committee will, to the reasonable extent that is necessary for actions such as consideration of the terms of Large-scale Acquisition, negotiation with Large-scale Acquirer and preparation of alternative proposal, pass a resolution to extend the Evaluation Period of Acquisition. In that case, the Company shall promptly disclose the specific period of extension to the shareholders and the reason for such extension.

(4)	Countermeasure policy in response to the Large-scale Acquisition

(i)	In the case where a Large-scale Acquirer does not comply with the Large-scale Acquisition Rule

If a Large-scale Acquirer does not comply with the Large-scale Acquisition Rule (hereinafter the “Reason for Action 1”), regardless of the specific acquisition method, the board of directors may take the appropriate measures as countermeasures to the Large-scale Acquisition in order to protect the corporate value of the Company and the common interests of the shareholders. As one such measure, the Company may implement the gratis allotment of Stock Acquisition Rights asset out below at section 7, ‘Outline of Countermeasures’.

(ii)	In the case where a Large-scale Acquirer complies with the Large-scale Acquisition Rule

If a Large-scale Acquirer complies with the Large-scale Acquisition Rule, the board of directors will not, in principle, trigger the countermeasures to the Large-scale Acquisition even if it opposes such Acquisition. However, the board of directors may express opposition to the Large-scale Acquisition, offer alternative proposals or persuade the shareholders not to accept such Acquisition. The shareholders will be required to determine whether to accept the acquisition proposal of the Large-scale Acquirer, taking into consideration the details of such proposal of Acquisition and the opinions of the Company’s board of directors with respect thereto and the alternative proposal presented by the Company.

However, even if the Large-scale Acquirer complies with the Large-scale Acquisition Rule, if it is deemed that the Large-scale Acquisition would have material adverse effect to the corporate value of the Company and the common interests of the shareholders (hereinafter the “Reason for Action 2”), the Company’s board of directors may take appropriate measures to protect the corporate value of the Company and the common interests of the shareholders as countermeasures to such Acquisition. As one such measure, the Company may implement the gratis allotment of Stock Acquisition Rights set out below in section (7), ‘Outline of Countermeasures’. This applies in the event that the Large-scale Acquisition falls under any of the items below and has a material adverse effect on the corporate value of the Company and the common interests of the shareholders. If the Large-scale Acquisition does not fall under any of the items below or it is considered that it does not have any material adverse effect on the corporate value of the Company and the common interests of the shareholders, the Company will not trigger the countermeasures.

(a)	A buyout of share certificates to require such share certificates to be compulsorily purchased by the Company at an inflated price;

(b)	Management that achieves an advantage for the Large-scale Acquirer to the detriment of the Company, such as temporary control of the Company’s management for the low-cost acquisition of the Company’s material assets;

(c)	Diversion of the Company’s assets to secure or repay debts of the Large-scale Acquirer or its group company;

(d)	Temporary control of the Company’s management to bring about a disposal of high-value assets that have no current relevance to the Company’s business and declaring temporarily high dividends from the profits of the disposal, or selling the shares at a high price taking advantage of the opportunity afforded by the sudden rise in share prices created by the temporarily high dividends;

(e)	Certain acquisitions that threaten to have the effect of forcing shareholders into selling share certificates, such as coercive two-tiered tender offers (meaning acquisitions of share certificates including tender offers that do not offer to acquire all shares in the initial acquisition, and set unfavorable acquisition terms for the second stage or do not set clear terms for the second stage);

(f)	Acquisitions whose terms (including amount and type of consideration, the acquisition schedule, the legality of the acquisition method, the probability of the acquisition being effected) are significantly inadequate or inappropriate in light of the Company’s intrinsic value; or

(g)	Acquisitions that materially threaten to harm the corporate value of the Company and, in turn, the common interests of shareholders by destroying relations with stakeholders of the Company such as employees, customers, business partners and creditors, which are indispensable for continued increases in corporate value.

(5)	Resolutions of the Company’s board of directors and holding of the shareholders’ meeting

In accordance with the countermeasure policy in section (4) above, the Company’s board of directors will pass a resolution relating to the implementation or non-implementation of the countermeasures taking into consideration any opinions of external experts and respecting the recommendation of the Independent Committee to the maximum extent. For the board of directors resolution to implement the countermeasures, prior majority approval of the auditors shall be required. Promptly after passing such resolution, the Company’s board of directors will disclose an outline of its resolution, an outline of recommendations of the Independent Committee, and any other matters that the board of directors considers appropriate. However, the Company’s board of directors may call a shareholders’ meeting to confirm the shareholders’ intention relating to the implementation of the countermeasures if (i) the Independent Committee recommends that the Company obtains the consent of the shareholders prior to implementation of the countermeasures, or (ii) there is a doubt as to whether the Reason for Action 2 defined in section (4)(ii) is applicable, and the Company’s board of directors determines that, taking the time needed to hold a shareholders’ meeting into account and in accordance with the Company’s basic policy to ensure the corporate value of the Company and the common interests of the shareholders, it is appropriate to seek the approval of the shareholders. Board of directors of Company shall pass a resolution to implement the countermeasures in case when such shareholders’ meeting has passed a bill relating to the implementation of the countermeasures, and shall pass a resolution not to implement the countermeasures in case when such shareholders’ meeting has rejected a bill relating to the implementation of the countermeasures.

(6)	Suspension of the triggering of countermeasures

The board of directors may hold discussions or negotiations with the Large-scale Acquirer as necessary and, even after the board of directors has determined to proceed with the gratis allotment of Stock Acquisition Rights as a countermeasure, if the board of directors determines that it is not reasonable to trigger the countermeasure, including in cases where the Large-scale Acquirer offers a material change in the matters upon which the decision on the acquisition proposal was made, and the Large-scale Acquisition does not exist, in principle, it may suspend countermeasures such as the gratis allotment of Stock Acquisition Rights, but only before any determination of the rights of Shareholders arising from implementation of the countermeasures. With regard to the effects on the shareholders and investors in the case of such suspension of triggering countermeasures, please see section V. 2 set out below.

(7)	Outline of countermeasures (gratis allotment of the Stock Acquisition Rights)

An outline of the gratis allotment of the Stock Acquisition Rights as a countermeasure to the Large-scale Acquisition in the Plan follows below:

(i)	Shareholders eligible for allotment and number of the Stock Acquisition Rights

The Company will implement a gratis allotment of the Stock Acquisition Rights to those shareholders other than the Company who are recorded in the Company’s final register of shareholders on a certain date determined by the Company’s board of directors (the “Record Date of Allotment”), at a ratio of one Stock Acquisition Right for every share held.

(ii)	Effective date of gratis allotment of the Stock Acquisition Rights

The Company’s board of directors will determine the effective date of the gratis allotment of the Stock Acquisition Rights in the gratis allotment resolution.

(iii)	Type and number of shares to be acquired upon exercise of the Stock Acquisition Rights

The type of shares to be acquired upon exercise of Stock Acquisition Rights shall be common stock of the Company, and the number of shares in the Company to be acquired upon exercise of each Stock Acquisition Right shall be the number determined by the board of directors, which shall be less than one share per Stock Acquisition Right; provided, however, that if the Company conducts a stock split or reverse stock split, it shall make the necessary adjustments.

(iv)	Total number of the Stock Acquisition Rights for allotment

The total number of Stock Acquisition Rights for allotment will be the number determined by the board of directors, which shall be less than or equal to the number of issued shares of the Company on the Record Date of Allotment (excluding the number of treasury shares held by the Company held at that time).

(v)	The amount to be contributed upon exercise of the Stock Acquisition Rights

The amount to be contributed upon exercise of each Stock Acquisition Right shall be the amount determined by the board of directors, which shall be no less than one (1) Japanese Yen per share.

(vi)	Restriction of assignment of the Stock Acquisition Rights

Any acquisition of Stock Acquisition Rights by assignment requires the approval of the Company’s board of directors.

(vii)	Exercise period of the Stock Acquisition Rights

The commencement date will be a date determined by the Company’s board of directors in the gratis allotment resolution, and the period for exercise will be one to three months in duration as determined by the Company’s board of directors.

(viii)	Conditions for Exercise of Stock Acquisition Rights

Principally, the following parties (a) through (d) below (the “Nonqualified Persons”) may not exercise the Stock Acquisition Rights:

(a)	the Large-scale Acquirer(s);

(b)	joint holders of the Large-scale Acquirer(s);

(c)	persons having a special relationship with the Large-scale Acquirer(s); or

(d)	any affiliated party of any party falling under (a) through (d) (a person that substantially controls, or is controlled by, or is under common control with such party, or a party deemed by the Company’s board of directors to act in concert with such party).

In addition, nonresidents who are required to comply with specified procedures under applicable foreign laws upon exercise of the Stock Acquisition Rights may not, in principle, exercise the Stock Acquisition Rights (however, the Stock Acquisition Rights retained by nonresidents are subject to the Acquisition in exchange of the Company’s shares as described in (ix) below).

(ix)	Acquisition of the Stock Acquisition Rights by the Company

The Company may set conditions of acquisition which provide that the Company may acquire all of the Stock Acquisition Rights that have not been exercised before or on the day immediately prior to a date determined by the Company’s board of directors, insofar as such rights are held by parties other than Nonqualified Persons and that, in exchange, the Company shall deliver to such parties one share of the Company per Stock Acquisition Right sp acquired. If, after the date upon which the acquisition takes place, the Company’s board of directors recognizes the existence of any party holding the Stock Acquisition Rights other than the Nonqualified Persons, the Company may, on a day falling on a date determined by the Company’s board of directors after the date upon which the acquisition by the Company takes place, acquire all of the Stock Acquisition Rights held by that party that have not been exercised by or on the day immediately prior to a date separately determined by the Company’s board of directors (if any) and, in exchange, deliver shares of the Company in the number of the applicable Number of Shares for every Stock Acquisition Right. The same will apply thereafter.

In addition, the Company will not deliver any economic profit such as purchasing of Stock Acquisition Rights by money etc. to the Nonqualified Persons in exercising the Plan.

4.	Effective period and amendment and abolition of the Plan

The Plan will become effective upon approval by majority of voting rights of the shareholders present at the 41th Ordinary General Meeting of Shareholders to be held on June 27, 2013. If the Plan is approved at the meeting, its shall be effective for a period of three (3) years from the end of such meeting to the end of the ordinary general meeting of shareholders for the fiscal year ending March 2016. However, if the board of directors passes a resolution to abolish the Plan, even during the effective period of the Plan, based on the recommendation of the Independent Committee or the board of directors’ own decision, the Plan will be abolished at that time. In addition, even during the effective period of the Plan, if the resolution concerning the amendment or abolition the Plan passed at the general meeting of shareholders, the Plan will be amended or abolished at that time in accordance with such resolution.

Furthermore, even during the effective period of the Plan, if any need arises for revision or modification of the Plan due to the enactment of new laws and regulations or amendment to or abolition of existing laws and regulations, or some typographical error or omission, the board of directors may revise or modify the Plan with the approval of the Independent Committee.

If the Plan is abolished or amended, the Company will promptly disclose relevant facts including the fact that such abolition or amendment has taken place, and (in the event of an amendment) the details of the amendment and any other matters.

IV.	The Plan complies with the basic policy, does not adversely affect the common interests of the shareholders, and does not aim to maintain the position of the directors or officers of the Company

For the following reasons, the board of directors believes that the Plan reflects the basic policy, and does not adversely affect the corporate value and the common interests of the shareholders, nor aims to maintain the position of the directors or officers of the Company.

(1)	Establishment of the Independent Committee

In order to eliminate arbitrary triggering of the countermeasures by the board of directors of the Company and to ensure the fairness and reasonableness of the procedures and decisions, the Company will establish the Independent Committee which consists of outside directors, etc. who are independent from the directors and officers of the Company. The Independent Committee, as an advisory body to the board of directors, will check whether the Large-scale Acquisition Rule is complied with, consider details of acquisition and countermeasures and recommend to the board of directors whether the countermeasures should be triggered.

(2)	Emphasis on the intention of shareholders

The Plan will be introduced subject to approval by the shareholders at the Ordinary General Meeting of Shareholders, in order to reflect the opinions of shareholders with respect to the Plan. Since the Plan includes a sunset clause which, in this case, specifies an effective period of three (3) years, even after the approval at the said Ordinary General Meeting of Shareholders, or before expiration of the effective period of such clause, all shareholders may indicate their intention with respect to the Plan through the selection of board members. If a resolution to amend or abolish the Plan passes at a subsequent General Meeting of Shareholders of the Company, the Plan will be amended or abolished in accordance with such resolutions.

In addition, the Company’s board of directors may, in certain cases, convene a meeting of shareholders and confirm the intent of shareholders as to whether the Plan should be triggered.

(3)	Advice of outside experts

The board of directors, auditors and the Independent Committee of the Company may obtain advice from independent experts such as financial advisors, certified public accountants, lawyers, consultants, etc. in order to enhance the fairness and reasonableness of the considerations and decisions by the board of directors, auditors and the Independent Committee.

(4)	Establishment of reasonable objective requirements

The countermeasures under the Plan are designed such that they will not be triggered unless certain predetermined reasonable objective requirements have been satisfied and that maximum value shall be placed on the recommendation of the Independent Committee, and ensure that a system is in place to prevent arbitrary triggering by the board of directors of the Company.

(5)	Fulfillment of the requirements of the Guidelines Regarding Takeover Defense

The Plan fulfils the three principles set out in the “Guidelines Regarding Takeover Defense for the Purposes of Protection and Enhancement of Corporate Value and Shareholders’ Common Interests” released by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005 (the “Principle of Securing and Enhancement in the Corporate Value and the Common Interests of the Shareholders”, “Principle of Prior Disclosure and Shareholders’ Will” and “Principle of Need and Reasonableness”) and it has been developed in line with the report entitled “Takeover Defense Measures in Light of Recent Environmental Changes”, released by the Corporate Value Study Group on June 30, 2008.

Also, the Plan has been developed in line with the rules and regulations on introduction of the Takeover Defense stipulated by the Tokyo Stock Exchange.

(6)	No dead-hand or slow-hand takeover defense measures

The Plan is not a dead-hand takeover defense measure (a takeover defense measure in which even if a majority of the members of the board of directors are replaced, the triggering of the measure cannot be stopped) due to the fact that the Large-scale Acquirer may elect, at a General Meeting of Shareholders of the Company, directors nominated by that person and, through a resolution of the board of directors of the Company attended by the so-elected directors, that person may abolish the Plan.

Also, the Company has not adopted a staggered board and nor is the Plan a slow-hand takeover defense measure (a takeover defense measure in which triggering takes more time to stop due to the fact that the directors cannot be replaced all at once).

V.	Impact on shareholders and investors

1.	Impact at the time of introduction of the Plan

At the time of introduction of the Plan, the Plan will have no direct or specific impact on shareholders, since no actual allotment of Stock Acquisition Rights without contribution will be made.

The purpose of the Large-scale Acquisition Rule is to provide shareholders with the information necessary to make a decision as to whether or not to accept the Large-scale Acquisition proposal and to provide shareholders with the opinion of the Company’s board of directors that is actually engaging in the management of the Company, to ensure that the shareholders of the Company have the opportunity to be presented with an alternative proposal. This enables the shareholders to make a proper decision on whether or not to accept the proposal of the Large-scale Acquisition with sufficient information, which we believe will contribute to the protection of the corporate value of the Company and the common interest of shareholders. Based on the above, we believe that the establishment of the Large-scale Acquisition Rule will be the basis for the shareholders of the Company and the investors to make a proper investment decision and contributes to the interests of the shareholders of the Company and the investors. As stated in Part III.3.(4) above, since the response of the Company may change depending upon whether the Large-scale Share Acquirer complies with the Large-scale Acquisition Rule or not, the shareholders of the Company and the investors should pay attention to the actions of the Large-scale Share Acquirer.

2.	Impact at the time of the gratis allotment and exertion of Stock Acquisition Rights

If the board of directors of the Company resolves to implement a gratis allotment of Stock Acquisition Rights, the Record Date of Allotment is to be determined by such resolution by the directors and there shall be public notice thereof. In such case, the Company will implement a gratis allotment of Stock Acquisition Rights to all registered shareholders of the Company as of the Record Date of Allotment at a ratio of one Stock Acquisition Right per share.

If the shareholders do not comply with any required payment for the allotment and procedures for the exercise of Stock Acquisition Rights detailed in Section 3 “Necessary procedures for shareholders upon the allotment of Stock Acquisition Rights without contribution” (1) below, within the rights exercise period, the shares they hold in the Company will be diluted by the exercise of Stock Acquisition Rights by other shareholders. However, it is possible that the Company may acquire the Stock Acquisition Rights of all shareholders other than Nonqualified Persons and, in exchange, deliver shares in the Company, in accordance with the procedures set out in Section 3 “Necessary procedures for shareholders upon the allotment of Stock Acquisition Rights without contribution” (2) below. If the Company carries out such an acquisition procedures, all shareholders other than Nonqualified Persons will receive shares in the Company without exercising their Stock Acquisition Rights or paying an amount equivalent to the exercise price, and no dilution of the value of the aggregate shares in the Company they hold will result (only dilution of the value per share of shares in the Company they hold will result).

Furthermore, in certain events, such as withdrawal of the Large-scale Acquisition by the Large-scale Acquirer, the Company may cancel its allotment of Stock Acquisition Rights without contribution after the Record Date of Allotment or the effective date of the allotment of Stock Acquisition Rights without contribution, or acquire Stock Acquisition Rights before the commencement date of the exercise period of the Stock Acquisition Rights without consideration and without delivering shares to the holders of Stock Acquisition Rights. In such event, since no dilution of the value per share of the shares in the Company will occur, those shareholders who sold or purchased the shares in the Company based on the assumption that dilution of the value per share of the shares in the Company will occur might suffer damage commensurate with and due to fluctuations in the value of the shares.

3.	Necessary procedures for shareholders upon the allotment of Stock Acquisition Rights without contribution

(1)	Procedures for exercising Stock Acquisition Rights

The Company will, as a general rule, deliver an exercise request form for the Stock Acquisition Rights (in a form prescribed by the Company) and other documents necessary for the exercise of the Stock Acquisition Rights to all shareholders registered or recorded on the most recent register of shareholders of the Company as of the Record Date of Allotment. After the allotment of Stock Acquisition Rights without contribution, the shareholders will be issued such number of shares (not more than one) in the Company as determined by the Company’s board of directors per Stock Acquisition Right, by submitting such required documents and paying to the place handling such payments the amount of property to be paid for the exercise of Stock Acquisition Rights during the exercise period. In addition, the common stock of the Company delivered as a result of exercising of the Stock Acquisition Rights may not be entered in a special account under the Act on Transfer of Bonds and Shares, etc., and, as such, if the shareholders exercise the Stock Acquisition Rights, they will be required to open a transfer account such as securities account, etc.

(2)	Procedures for the acquisition of Stock Acquisition Rights by the Company

If the Company’s board of directors resolves to acquire Stock Acquisition Rights, the Company will acquire Stock Acquisition Rights in accordance with the statutory procedures on the day that falls on a date to be separately determined by resolution of the Company’s board of directors. When the Company is to deliver shares in the Company to shareholders in exchange for the acquisition of Stock Acquisition Rights, it shall do so promptly. Further, in such case, the shareholders concerned are not required to take procedures for exercising Stock Acquisition Rights prescribed in (1) above, including payments, but will be separately requested to submit, in a form prescribed by the Company, representations and warranties regarding matters such as the fact that they are not Nonqualified Persons, indemnity clauses and other covenants. In addition to the above, the Company will disclose information or notify all of its shareholders with respect to the particulars of the allotment method, method of procedures for entry of name change, exercise method and method for acquisition by the Company after any resolution of the board of directors of the Company in relation to an allotment of Stock Acquisition Rights without contribution. Shareholders are requested to check these details at that time.

Exhibit 1

Outline of the Rules of the Independent Committee

1. Constitution

•

The Independent Committee shall possess a high degree of discernment and expertise with respect to business management. It shall consist of outside directors of the Company, outside statutory auditors of the Company and outside experts who are independent from the directors and officers that conduct the execution of the business of the Company. As a general rule, the Independent Committee shall have no less than three (3) members.

•	Members of the Independent Committee shall be elected by a resolution of the board of directors of the Company.

2. Term of Office

The term of office of members of the Independent Committee shall be until the end of meeting of the board of directors of the Company held immediately after the ordinary general meeting of shareholders relating to the final term of the fiscal year ending within a year the members have been elected, and the re-appointment of such members shall be permissible. Unless otherwise determined by a resolution of the board of directors that the term of office of members is expired, they shall be deemed to be reappointed by such board of directors of the Company. Provided, however, that if any member who is an outside director of the Company or outside statutory auditor of the Company ceases to be an outside director of the Company or outside statutory auditor of the Company, the term of office of any member of the Independent Committee shall end at the same time.

3. Authority and Responsibility

(1)	The Independent Committee shall comply with the advice of the board of directors, consider and resolve the particulars mentioned below, and submit recommendations to the board of directors of the Company containing the details of and reasons for the recommendation.

(a)	Determination whether the Large-scale Acquisition Rule is complied with

(b)	Determination whether the Large-scale Acquisition that is subject to the Plan seriously undermine the corporate value of the Company or the common interest of those shareholders

(c)	Determination whether information that the Large-scale Acquirer provides is necessary and adequate

(d)	Determination whether the extension of the Evaluation Period of Acquisition is necessary

(e)	Necessity of implementation of countermeasures

(f)	Necessity of cancellation of a countermeasure

(g)	Necessity of approval at the general meeting of shareholders relating to the implementation of the countermeasure

(h)	Necessity of abolition or amendment of the Plan.

(2)	In addition to the matters prescribed above, the Independent Committee may conduct the matters listed below complying with the advice of and request from the board of directors.

(a)	Determining the information that the Large-scale Acquirer and board of directors of the Company should provide to the Independent Committee, and the deadline for the provision of that information.

(b)	Examination and consideration of the terms of the Large-scale Acquisition by the Large-scale Acquirer.

(c)	Negotiation and discussion with the Large-scale Acquirer

(d)	Request for an alternative proposal and consideration of the alternative proposal to the board of directors of the Company.

(3)	If the Independent Committee decides that the information of the Large-scale Acquisition is inadequate or insufficient, it shall request the Large-scale Acquirer to submit additional information. Further, if the Independent Committee receives from the Large-scale Acquirer the information of the Large-scale Acquisition and any additional information that it requests, it may request the board of directors of the Company to provide within a certain period an opinion on the terms of the Large-scale Acquisition by the Large-scale Acquirer and materials supporting that opinion, alternative proposal, and any other information that the Independent Committee may consider necessary from time to time.

(4)	In order to collect the necessary information, the Independent Committee may request the attendance of a director, statutory auditor or employee of the Company, or any other party that the Independent Committee considers necessary, and may require explanation of any matter it requests.

(5)	The Independent Committee may, at the Company’s expense, obtain the advice of independent outside experts (including financial advisors, certified public accountants, lawyers, consultants and other experts) and conduct similar actions.

(6)	The Independent Committee must make decisions with a view to securing and improving the corporate value of the Company and, in turn, the common interest of its shareholders, and each member must not serve the purpose of its own interests or those of third parties including the management of the Company.

(7)	Respecting recommendations by the Independent Committee, the board of directors of the Company shall make resolution concerning the implementation of countermeasures and other matters.

4. Resolution

Resolution of meeting of the Independent Committee shall, as a general rule, pass with a majority when all the members except for the specially related parties are in attendance. However, if any member is unable to attend due to an accident or other unavoidable circumstances, a resolution may pass with a majority of the members present provided that the members present consist of the majority of all members.

Exhibit 2

Names and Career Summary of Members of the Independent Committee

Tomokazu Godai	Born on October 6, 1939

June 1975	Appointed as President, Maya Shoji Co., Ltd. (current MAYATEC Co., Ltd.)

May 1992	Appointed as Outside Director of the Company (to present)

June 2006	Appointed as Representative Director and Chairman of the Board, MAYATEC Co., Ltd. (to present)

Hiroyuki Mizuno	Born on April 20, 1929

June 1990	Appointed Vice President, Matsushita Electric Industrial Co., Ltd. (current Panasonic Corporation)

August 1994	Appointed as Adjunct Professor, Stanford University

April 1998	Appointed as Director, Hiroshima Prefectural Institute of Industrial Science and Technology (to present)

June 2001	Appointed as Outside Director of the Company (to present)

Minoru Maruoka	Born on November 7, 1956

December 2004	Appointed as Director (Accounting General Manager), Panasonic Home Appliances Hangzhou Co., Ltd.

June 2010	Appointed as Director (in charge of Accounting, Legal, and Information Technology Systems), Panasonic Ecology Systems Co., Ltd.

September 2012	Appointed as Standing Corporate Auditor, Akindo Sushiro Co., Ltd. (to present)

Note:	Mr. Minoru Maruoka will be retired from Standing Corporate Auditor, Akindo Sushiro Co., Ltd. as of May 31, 2013.

Exhibit 3

Major Shareholders

Major shareholders as of March 31, 2013:

Name	Number of Shares (thousands)	Shareholding Ratio (%)
Kozuki Foundation For Sports and Education	15,800	11.40
Kozuki Holding	15,700	11.33
The Master Trust Bank of Japan, Ltd. (Trust Account)	12,732	9.18
Japan Trustee Services Bank, Ltd. (Trust Account)	8,857	6.39
Kouzuki Capital Corporation	7,048	5.08
Sumitomo Mitsui Banking Corporation	4,017	2.90
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	2,118	1.53
BNP Paribas securities (Japan) Ltd.	2,010	1.45
Societe Generale Securities (North Pacific) Ltd.	1,874	1.35
Mizuho Securities Co., Ltd.	1,575	1.14

Notes:	1. The above shareholding ratios are calculated after the deduction of treasury shares (4,881 thousand shares).
2. Kozuki Foundation For Sports and Education became Kozuki Foundation in April 1, 2013.